Exhibit 99.1

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

Stage Stores Reports May Sales

Announces Participation at Piper Jaffray Consumer Conference

-- Comparable Store Sales Increase 7.0% --

HOUSTON, TX, June 2, 2005 - Stage Stores, Inc. (Nasdaq: STGS) today reported that total sales for the four-week period ended May 28, 2005 increased 10.4% to $100.0 million from $90.6 million in the prior year four-week period ended May 29, 2004. Comparable store sales increased 7.0% versus an increase of 1.0% last year.

The Company reported that its sales increases were broad based in nature, with most key merchandise categories achieving comparable store sales increases. Merchandise categories with the best comparable store sales performance for the month included women's special sizes (+17.9%), accessories (+15.6%) and men's (+12.7%).

Jim Scarborough, Chairman, President and Chief Executive Officer, commented, "We are very pleased with our strong 7.0% comparable store sales gain during May, which was achieved despite unseasonably cool and wet weather in our eastern markets. Our customers continued to react favorably to our Spring and Summer product offerings, which helped drive our comparable store sales increases throughout the month."

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SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2005	2004	2005	2004
1st Quarter	4.9	4.5	$ 310.1	$ 289.7
May	7.0	1.0	100.0	90.6
Year-To-Date	5.4	3.7	410.1	380.3

Store Activity

The Company reported that it opened two new stores during May. The two new stores, which were both Peebles stores, were opened in Batesville, Indiana and Carbondale, Pennsylvania. While no new store openings are planned for June, the Company currently anticipates opening five new stores in July.

Piper Jaffray Consumer Conference

The Company announced that management will make a presentation at the Piper Jaffray 25th Annual Consumer Conference on Tuesday, June 7, 2005 at 10:40 a.m. Eastern Time. The conference is being held at the New York Palace Hotel in New York, New York.

A live webcast of the presentation will be available. To access the webcast, log on to the Company's web site at www.stagestores.com and then click on Investor Relations, then Webcasts, then the webcast link. A replay of the presentation will be available for 30 days following the conference.

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 539 stores located in 29 states. The Company operates under the Stage, Bealls and Palais Royal names throughout the South Central states, and under the Peebles name throughout the Mid-Atlantic, Southeastern and Midwestern states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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"Safe Harbor" Statement

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the number of new stores that the Company plans to open during July. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 28, 2005, in the Company's Quarterly Reports on Form 10-Q as filed with the SEC and other factors as may periodically be described in other Company filings with the SEC.

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